Höganäs

Date/Datum
26 April 2007

Our ref./Unser Zeichen
/ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

07023354

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Encl. Press release / Annual General Meeting

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Annual General Meeting

At today's Annual General Meeting of Höganäs AB the Meeting approved a dividend of SEK 6.25 per share with 30 April 2007 as record date in accordance with the proposal of the Board of Directors.

The present Directors Alrik Danielson, Jenny Lindén Urnes, Per Molin, Bernt Magnusson, Agnete Raaschou-Nielsen, Bengt Kjell, Oystein Krogen and Hans-Olov Olsson were re-elected and Urban Jansson was elected as a new Director of the Board. Per Molin was re-elected Chairman of the Board.

Urban Jansson has been Chief Executive Officer of Ratos, a company listed on the stock exchange, and is Chairman of the Board of the Rezidor Hotel Group, Deputy Chairman of the Board of the Finnish company Ahlströms Corp and Board member of inter alia AB Wilh. Becker, Clas Ohlson AB, SE-Banken and the listing committee of the Stockholm Stock Exchange.

In accordance with the proposal of the Election Committee, the Meeting resolved on a Directors' fees of SEK 2,100,000, with the Chairman of the Board receiving SEK 400,000 and other members elected by the Meeting but not employed by the group each receiving SEK 200,000, and the remaining SEK 300,000 payable as remuneration for committee work with SEK 50,000 each to two external Board members in the company's Currency Committee and with SEK 100,000 to the chairman of the company's Auditors Committee and with SEK 50,000 each to two external Board members of the Auditors Committee, whereas no remuneration is to be paid for work on the Remuneration Committee.

The Meeting approved the proposal of the Election Committee that the company shall have an Election Committee comprising of one representative of each of the four largest shareholders in terms of number of votes and the Chairman of the Board, being convener.

The principles for remuneration and other employment terms for the corporate management were approved according to the proposal of the Board. The principles reflect in all essentials the principles previously applied for remuneration to the corporate management.

The Meeting approved the Board's proposal to transfer 3,000 class B treasury shares, free of charge, to Alrik Danielson as an equity-related incentive for achieving budgeted EBIT in 2006. This share transfer is part of a long-term equity-related incentive programme for Alrik Danielson.

In accordance with the proposal of the Board, the Meeting resolved to implement a performance-related employee stock option plan for 2007, according to which approximately 45 key employees of the group are given the opportunity to acquire a maximum total of 250,000 class B shares in the company. The allotment of options is

dependent on the development of the group in 2007 against predetermined and weighted target figures of the value factors return on capital employed, volume growth and earnings per share as determined by the Board. In connection with this, and to ensure the delivery of shares and as a hedge against potential cash flow effects of social security costs resulting from the employee stock option plan, the Meeting also resolved on acquisition and transfer of class B treasury shares.

At the subsequent statutory meeting of the Board it was resolved to appoint a Remuneration Committee with Per Molin, Bengt Kjell and Jenny Lindén Urnes as members, an Auditors Committee with Per Molin, Bengt Kjell and Karl-Henry Boo as members and a Currency Committee with Bernt Magnusson, Agnete Raaschou-Nielsen and Alrik Danielson as members.

Höganäs, 25 April 2007

The Board of Directors

END